Amended Exhibit A

(Dated January 26, 2017)

ADVISORS PREFERRED TRUST

INVESTOR CLASS SHARES DISTRIBUTION PLAN

The Investor Class Shares Distribution Plan has been adopted with respect to the following Funds:

Fund	12b-1 Fee	Date Adopted
The Gold Bullion Strategy Fund	0.25%	4-9-13
Quantified Managed Bond Fund	0.25%	8-1-13
Quantified All-Cap Equity Fund	0.25%	8-1-13
Quantified Market Leaders Fund	0.25%	8-1-13
Quantified Alternative Investment Fund	0.25%	8-1-13
Quantified STF Fund	0.25%	8-18-15